Caledonian Braves PBC, a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

## Caledonian Braves PBC
## Balance Sheet

| Balance Sheet | Dec 31, 2024 | Dec 31, 2023 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | 1,665,593 | $0.00 |
| Accounts receivable | | |
| **Total current assets** | **$1,665,593.03** | **$0.00** |
| | | |
| Investment in Caledonian Braves Football Club | $42,500.00 | $0.00 |
| | | * |
| **Total assets** | **$1,708,093.03** | **$0.00** |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Subscriptions received - pending funding round | $1,022,248.03 | $0.00 |
| Accrued expenses | | |
| **Total current liabilities** | **$1,022,248.03** | **$0.00** |
| | | |
| Other long term liabilities | | |
| | | |
| **Total liabilities** | **$1,022,248.03** | **$0.00** |
| **Stockholders' Equity:** | | |
| Common Stock, $0.001 par, 45,000 shares authorized, 35,992 shares issued and outstanding | $35,992.00 | $22,500.00 |
| Subscription Receivable | -$5,992.00 | -$22,500.00 |
| Additional paid-in capital | $686,250.00 | $0.00 |
| Retained Earnings | -$30,405.00 | $0.00 |
| **Total stockholders' equity:** | **$685,845.00** | **$0.00** |
| | | |
| **Total liabilities and stockholders' equity:** | **$1,708,093.03** | **$0.00** |

*Unaudited*

# Caledonian Braves PBC
# Income Statement

| Income Statement | Year Ended Dec, 2024 | Year Ended Dec, 2023 |
|---|---:|---:|
| Revenue - net | $0.00 | $0.00 |
| Cost of revenue | $0.00 | $0.00 |
| Gross profit/loss | $0.00 | $0.00 |
| | | |
| Operating expenses | $30,405.00 | $0.00 |
| Operating profit/loss | -$30,405.00 | $0.00 |
| | | |
| Other income/expense | $0.00 | $0.00 |
| Net profit/loss | -$30,405.00 | $0.00 |

*Unaudited*

# Caledonian Braves PBC
## Statement of Cash Flows

| Statement of Cash Flows | Year Ended Dec, 2024 | Year Ended Dec, 2023 |
|---|---:|---:|
| Cash flows from operating activities | -$30,405.00 | $0.00 |
| Cash flows from financing activities | $1,715,998.03 | $0.00 |
| Cash flows from investing activities | -$20,000.00 | $0.00 |
| | | |
| Cash at beginning of period | $0.00 | |
| Net increase/decrease in cash | $1,665,593.03 | $0.00 |
| Cash at the end of period | $1,665,593.03 | $0.00 |

# Caledonian Braves PBC
## Statement of Changes in Equity

| Statement of Changes in Equity | Year Ended Dec, 2024 | Year Ended Dec, 2023 |
|---|---:|---:|
| Opening Balance | $0.00 | $0.00 |
| Net profit/loss | -$30,405.00 | $0.00 |
| Stock Issued | $13,492.00 | $0.00 |
| Additional Paid in Capital | $686,250.00 | $0.00 |
| Ending Balance | $685,845.00 | $0.00 |

*Unaudited*

Caledonian Braves PBC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024

## 1. ORGANIZATION AND PURPOSE

Caledonian Braves PBC was incorporated on June 26, 2023, in the state of Delaware. The Company's registered address is Lewes, Delaware and head offices are located in Glasgow, Scotland.

The company holds a 100% interest in Caledonian Braves Football Club, Ltd. The Company's home-ground stadium is Alliance Park, Strathclyde County Park, Motherwell, Scotland.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less at the time of purchase.

### d) Concentration of credit risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. RELATED PARTY TRANSACTIONS

There are no related party transactions.

## 4. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.